Exhibit 23.5

CONSENT OF HERBERT E. WELHENER, MMSA-QPM

I assisted with the preparation of “Technical Report — Feasibility Update Mt. Milligan Property — Northern BC” dated October 23, 2009 (the “Report”), portions of which are summarized (the “Summary Material”) in this Annual Report on Form 10-K for the year ended December 31, 2010 to be filed with the United States Securities and Exchange Commission (the “Form 10-K”) by Thompson Creek Metals Company Inc. (the “Company”).

I hereby consent to the inclusion or incorporation by reference by the Company in the Form 10-K, and the Registration Statements on Form S-8 (Nos. 333-169681 and 333-153219) and Form S-3 (No. 333-170232), of the Summary Material concerning the Report.  I concur with the discussion and summary of the Report as it appears in the Form 10-K and consent to my being named as an expert therein and in such Registration Statements.

By:	/s/ Herbert E. Welhener
Herbert E. Welhener, MMSA-QPM

Dated:  February 24, 2011